Exhibit 99.3

Elemental Altus Notes Positive Updates at Key Growth Royalties and Grant of Options

Vancouver, British Columbia--(Newsfile Corp. - February 29, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") provides a portfolio update following operator news releases covering key royalties held by the Company and details of the Company's Options and RSU Grant.

Highlights

•	Lundin Mining Corporation ("Lundin Mining") announced on February 8, 2024, an increased Mineral Reserve and Mineral Resource Estimates for the Caserones Copper-Molybdenum Mine ("Caserones"), more than replacing depleted Mineral Reserves and increasing Mineral Resources in the Measured and Indicated category by over 1.1 million tonnes of contained copper, or an increase of more than 35%
o	Lundin Mining also recently announced its 2024 guidance of 120,000 to 130,000 tonnes copper for Caserones after excellent Q4 performance, including 35,400 tonnes of copper produced, the first full quarter under new operator Lundin Mining
•	Allied Gold Corporation ("Allied Gold") has recently provided production guidance for its operations. Elemental Altus' royalties on both Diba and Bonikro are expected to be catalysts for near term revenue growth in the royalty portfolio
o	First production at the Diba gold deposit in Mali is expected to commence during H1 2024. The project was sold by Elemental Altus to Allied Gold during 2023 for cash, a royalty, and a series of staged payments
o	Allied Gold recently defined an initial Mineral Reserve at Diba of 6.1 million tonnes at 1.43g/t for 280,000 ounces of gold and announced an approximately 70% increased Measured and Indicated Mineral Resource of 8.8 million tonnes @ 1.33g/t for 377,000 ounces of gold, inclusive of Mineral Reserves
o	At the Bonikro mine in Cote d'Ivoire, the majority of ongoing production is expected to come from Elemental Altus' royalty over the coming years. Allied Gold are targeting 95,000 to 105,000 of gold in 2024 and greater than 110,000 ounces per year long term
•	Arizona Sonoran Copper Company Inc. ("Arizona Sonoran") recently announced a Pre- Feasibility Study ("PFS") on their Cactus Mine Project, including for the first time the adjoining Parks/Salyer deposit
o	The PFS defines an open pit and underground, heap leach, solvent extraction / electrowinning operation, now incorporating the Parks/Salyer deposit, based on available conventional technologies to generate approximately 2.31 billion pounds of payable copper over 21 years
o	Additionally, Arizona Sonoran has entered into an equity and funding joint venture with Nuton LLC ("Nuton"), a wholly-owned subsidiary of Rio Tinto Group ("Rio Tinto") targeting the deployment of the Nuton heap leach treatment technology. A new PFS will be completed by the end of 2024 incorporating the Nuton technology

Frederick Bell, CEO of Elemental Altus, commented:

"The increase in Reserves and Resources at Caserones comes alongside the largest exploration program conducted since 2013 and we see the potential for the mine life to continue to be extended. At Diba, the value of our royalty has significantly improved with a maiden Reserve and an increase of 70% in the Measured and Indicated Resource before further exploration. Sadiola is a Tier 1 10 million ounce resource and our royalty covers ground adjacent and along strike from some of the key resources. Lastly, at Arizona Sonoran, Rio Tinto's strategic investment is a major vote of confidence for the project and our copper royalty. Incorporating Nuton, we see the potential for nearly doubling forecast copper production alongside a clear pathway to add to the already substantial 21 year mine life."

Portfolio Update

Caserones - Reserve and Resource Update

On February 8, 2024, Lundin Mining announced an update to the Mineral Reserve and Mineral Resource Estimates at Caserones. The increases to Mineral Reserves and Resources, +6% and +35% respectively before 2023 production depletion, were due to block model updates, higher metal price forecasts and changes to Mineral Resource classification. The overall increase in Mineral Resources included a 30% increase in Inferred Resources that highlights the exploration upside.

The news release noted the renewed exploration drilling program at Caserones, the largest since commercial production began in 2013, which is targeting increased Mineral Resources and mine life extension.

The following table summarises the updated Mineral Reserve at Caserones, effective as of December 31, 20231:

Classification	Tonnes	Grade		Contained Metal
	(Mt)	Cu (%)	Mo (%)	(kt Cu)	(kt Mo)
Proven	353	0.35	0.01	1,223	37
Probable	553	0.28	0.01	1,494	57
Total	886	0.31	0.01	2,717	94

The following table summarises the updated Mineral Resource at Caserones, effective as of December 31, 20231:

Classification	Tonnes	Grade		Contained Metal
	(Mt)	Cu (%)	Mo (%)	(kt Cu)	(kt Mo)
Measured	391	0.34	0.01	1,343	41
Indicated	1,111	0.26	0.01	2,936	113
M&I	1,502	0.28	0.01	4,279	154
Inferred	186	0.22	0.01	412	16

Caserones - Operator Production Guidance

On January 14, 2024, Lundin Mining announced its 2024 production guidance for Caserones as follows:

•	2024: 120,000 to 130,000 tonnes of copper and 2,500 to 3,000 tonnes of molybdenum
•	2025: 125,000 to 135,000 tonnes of copper and 1,500 to 2,000 tonnes of molybdenum
•	2026: 125,000 to 135,000 tonnes of copper and 2,500 to 3,000 tonnes of molybdenum

Ore is expected to be sourced from pit Phases 5 and 6, with ore production planned to increase by 2 to 3 million tonnes per year to 34 to 36 million tonnes per year to offset the expected lower copper grades. Molybdenum production has accounted for approximately 5 - 15% of revenue in recent years.

Lundin Mining's group exploration expenditures, primarily for in-mine and near-mine targets, are planned to be US$48 million in 2024. Caserones is allocated the largest portion of the exploration budget, with 12,900m of drilling planned during the year. The focus of exploration work will be in-pit drilling targeting the Caserones higher-grade breccia zones at depth; and, separately testing the sulphide potential beneath the known Angelica oxide deposit.

Elemental Altus has a 0.473% NSR royalty on Caserones.

Diba - First Reserves and Production Start Date

On February 21, 2024, Allied Gold released its 2023 operating results and provided guidance for 2024 production. Included in the announcement was confirmation that production from Sadiola's Diba satellite deposit was expected to commence during H1 2024. The licences hosting Diba were sold by Elemental Altus to Allied Gold for cash, a royalty and staged payments as announced on July 20, 2023, and represented the conclusion of a long-term royalty generation project, amounting to:

•	3.0% on the first 226,000 ounces of gold produced from the Diba tenement
•	2.0% on all future production in excess of defined 226,000 ounces from the Project

Additional consideration of up to US$6 million in cash, comprising:

•	US$1 million on closing (received in November 2023)
•	US$1 million 90 days after commercial production, expected during 2024
•	US$2 million, US$1 million and US$1 million respectively within 90 days of production of 100,000 ounces, 150,000 ounces and then 200,000 ounces of gold from the Diba tenement - all of which should be received with the delivery of the recently-announced Mineral Reserve Estimate

Allied Gold since acquisition in July last year has already increased the Diba Measured and Indicated Resource and defined an initial Reserve on the oxide portion of the deposit, as follows:

•	Proven & Probable Reserve of 6.1 million tonnes @ 1.43g/t for 280,000 ounces of gold
•	Measured and Indicated Resource of 8.8 million tonnes @ 1.33g/t for 377,000 ounces of gold

These results can be compared to the August 2022 Indicated Resource2 on the oxide and transition portion of the deposit of 4.75 million tonnes @ 1.47g/t for 224,000 ounces of gold; so, a like-for-like comparison on Diba's oxide and transition Measured and Indicated Resource shows an increase of 153,000 ounces of gold, an increase of around 70%. The Mineral Resource in the fresh portion of the deposit has not been updated in Allied Gold's announcement, but as of August 2022 hosted an Indicated Resource2 of 3.1 million tonnes @ 0.88g/t for 88,000 ounces of gold, and an Inferred Resource2 of 8.8 million tonnes @ 0.90g/t for 255,000 ounces of gold.

A significant exploration program is planned for the Sadiola district during 2024, with a total estimated expenditure of US$8 million for 12,000m of drilling. Exploration is reported to prioritise the expansion of Sadiola's near-mine oxide ore inventory for use as near-term ore feed. The Diba deposit, following the recent Mineral Resource increase, is expected to continue to form a large part of the oxide exploration strategy. The nearby Lakanfla tenement that was part of the 2023 sale, where shallow drilling has defined an Inferred Resource in a mineralising system similar to Sadiola's, also has the potential for further delineation of oxide mineralisation in the near term.

Bonikro - Operator Production Guidance

During the same February 21, 2024, announcement, Allied Gold provided production guidance at Bonikro in Cote d'Ivoire of 95,000 to 105,000 ounces of gold in 2024 and greater than 110,000 ounces of gold per year long term from existing ore sources.

The Bonikro mine plan in recent months has been transitioning to production from a mine area known as Pushback 5, which is covered by Elemental Altus's royalty and is expected to provide the majority of production over coming years.

Production covered by the royalty in 2023 totalled 44,570 ounces of gold, with consistent, material production only starting in Q4 2023 and progressing to an average annualised production rate in the order of 100,000 ounces of gold by year end.

Elemental Altus acquired a sliding scale NSR royalty on 560,000 ounces of gold production from a defined area known as Pushback 5, in December 2021. The royalty has a rate of 2.25% when the average gold price during the period is above US$1,450 per ounce.

Cactus - Nuton Joint Venture

On December 14, 2023, Arizona Sonoran announced that it has entered into an option to joint venture agreement ("Option Agreement") with Nuton, a wholly-owned subsidiary of Rio Tinto, to establish a strategic alliance for the deployment of the Nuton heap leach treatment technologies at the Cactus Mine and the Parks/Salyer Project (collectively, the "Cactus Project"), in Arizona, USA. The agreement grants Nuton the right and option to acquire between a 35% to 40% interest in the Cactus Project and follows Arizona Sonoran's reporting of encouraging metallurgical results from the Nuton Phase 1 column leach program on December 13, 2023.

The parties to the Cactus-Nuton JV plan to commence work under the direction of a newly-formed steering committee, comprised of two members selected by each of Arizona Sonoran and Nuton, towards a Pre-Feasibility Study ("PFS") which integrates Nuton technology into the processing flowsheet. The Nuton-integrated PFS is targeted for delivery by end 2024 and will be developed in parallel with the previously announced timeline of releasing a Standalone PFS for the Cactus Project in Q1 2024 and a Definitive Feasibility Study before the end of 2024.

The Option Agreement provides initial funding totalling up to US$33 million to advance the Cactus Project, of which US$15 million has been received, including:

•	US$10 million option payment on closing
•	US$12 million to fund work programs related to Nuton integration
•	Up to US$11 million for land acquisition costs

Should Nuton exercise their option to joint venture, they may acquire a 35% to 40% interest in the Cactus Project, with the percentage interest acquired dependent on certain trigger events. The consideration paid by Nuton will be dictated by the product of: (a) the NAV of the PFS, (b) the percentage acquired, (c) a multiple of 0.65. See the original Arizona Sonoran announcement from December 14, 2023, for further details.

Further to the Nuton announcement, on January 10, 2024, Arizona Sonoran announced drill results defining primary mineralisation of 358m, with 153m within, and 205m thickness below, the currently defined Cactus West pit shell; and other drillholes with hundreds of metres of anomalous primary material in the same sequence, including zones in excess of 1% copper. Primary mineralisation was also intersected at Cactus East. More drilling is planned at Cactus West.

Preliminary results from the Nuton metallurgical testing indicate the possibility of 80-85% recovery from primary mineralisation, and Arizona Sonoran see the technology as a potential solution to realise the value of the 'currently stranded' primary sulphides that lie directly below the current oxide / enriched Resource. The recent intersections were extensions of drillholes that was part of the ongoing Indicated to Measured Resource upgrade and geotechnical drill program and clearly demonstrates the opportunity for further significant resource expansion available with the integration of the Nuton technologies.

Cactus - Pre-Nuton, Standalone PFS and first Mineral Reserve Estimate

On February 21, 2024, Arizona Sonoran announced the results of the 'standalone' PFS for the project absent the addition of Nuton technologies, to produce LME Grade A copper cathode via open pit and underground mining, and heap leach-sourced solvent extraction / electrowinning treatment plant. Average annual production contemplated is approximately 55,000 short tons of copper per year for 21 years, for a total of 1.15 billion short tons produced, with an All-In Sustaining Cost of US$2.34/lb.

The envisaged project incorporates the Parks / Salyer deposit that was first integrated into the project Mineral Resource Estimate in October 2023, where the Measured and Indicated Resource was 445.7 million short tons at 0.58% copper for 5.2 billion pounds of contained copper.

The PFS generates the project's first Mineral Reserve Estimate, which amounts to a Proven & Probable Reserve of 276.3 million short tons at 0.549% total copper, including 0.484% soluble copper for contained metal of 3.0 billion pounds of copper.

Exploration and feasibility work continues, particularly in relation to the impacts of the Nuton technologies, and the opportunity to materially increase the ultimate scale of recoverable metal; with both a preliminary economic assessment incorporating the recently-acquired MainSpring deposit and initial Nuton results, and a fully 'integrated' PFS using both the 2024 exploration and more advanced Nuton results by the end of 2024; and, a DFS expected in H1 2025.

Elemental Altus acquired an aggregate 0.68% NSR royalty, which covers the majority of the Cactus Project, in September 2023.

Options and RSU Grant

The Company has granted 1,300,000 restricted share units (each "RSU") and 2,980,000 stock options to directors, officers, employees, and consultants of the Company. The RSUs vest in equal instalments over twelve, twenty-four, and thirty-six months. Each vested RSU will entitle the holder to receive one common share of the Company or the equivalent cash value thereof at the deemed price of C$1.05. The RSUs will fully vest on February 28, 2027. The stock options are exercisable for a period of 5 years from the date of the grant at an exercise price of C$1.15 per Common Share. The stock options vest in four equal instalments on the date of grant, and on the 6 month, 12 month, and 18 month anniversary thereof. The stock options will expire on February 28, 2029.

The stock options have been granted to directors, officers, employees, and consultants of the Company under the terms of the Company's stock option and compensation share plan and are subject to regulatory approval.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 243 6511 (ext. 2700)

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-653-9464.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is a revenue generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties, as well as generating royalties on new discoveries. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Notes

1) Caserones Mineral Resource estimates are reported within conceptual pit shell using a cut-off grade of 0.13% copper. Mineral Reserves for the Caserones open pit are estimated using open pit discard NSR cut-off values of $11.70/t for ore processed at concentrating and $3.65/t for ore delivered to the heap leach and SX/EW processing.

2) Altus Strategies Plc news release, 2 August 2022; "Significant Growth in Gold Resource at Diba & Lakanfla Project, Western Mali"

Qualified Person

Richard Evans, FAusIMM, Senior Vice President Technical for Elemental Altus, is a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical disclosure contained in this press release.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of the Company for the year ended December 31, 2022. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/199846